Exhibit 99.3

May 7, 2025

The Board of Directors (the “Board”)

ZEEKR Intelligent Technology Holding Limited

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China 311215

Dear Directors:

Geely Automobile Holdings Limited (Hong Kong Stock Exchange stock code “0175”) (“Geely” or “we”) is pleased to submit this preliminary non-binding proposal to acquire all issued and outstanding ordinary shares and American depository shares (“ADSs”, each representing ten ordinary shares) of ZEEKR Intelligent Technology Holding Limited (the “Company”, and such ordinary shares, “Zeekr Shares”) not already beneficially owned by Geely in a business combination transaction, which will result in the Company becoming a wholly owned subsidiary of Geely and being privatized and delisted from the New York Stock Exchange (the “Transaction”).

Our proposed Transaction will value the Company at US$2.566 per Zeekr Share or US$25.66 per ADS. We will provide the Company’s shareholders and ADS holders with the option (at their election) to receive either US$2.566 in cash for each Zeekr Share (or US$25.66 in cash for each ADS), or 1.23 newly issued ordinary shares of Geely (“Geely Shares”) for each Zeekr Share (or 12.3 Geely Shares for each ADS) based on the volume-weighted average price of Geely Shares of HK$16.14 on the Stock Exchange of Hong Kong Limited during the last 30 trading days ending on May 6, 2025, and a US$ to HK$ exchange rate of 1:7.7503. We believe that our proposal provides an attractive opportunity for the Company’s shareholders and ADS holders. Our proposed cash consideration represents a premium of approximately 13.6% to the closing trading price of the ADSs on the New York Stock Exchange on May 6, 2025, the last trading day prior to the date of this proposal, and a premium of 20.0% to the volume-weighted average price of the ADSs on the New York Stock Exchange during the last 30 trading days ending on May 6, 2025.

Geely currently beneficially owns 1,668,996,860.00 Zeekr Shares, representing approximately 65.7%1 of the total issued and outstanding Zeekr Shares.

The principal terms and conditions upon which we are prepared to pursue the Transaction are set forth below.

1.	Purchase Price. We propose to acquire all of the issued and outstanding Zeekr Shares and ADSs, other than those beneficially owned by Geely, at a valuation equal to US$2.566 per Zeekr Share (or US$25.66 per ADS), based on the Company’s share capital set forth in its public filings. Each of the Company’s shareholders and ADS holders (other than Geely) will be able to elect to receive, in respect of its entire holding of Zeekr Shares and/or ADSs, either US$2.566 in cash for each Zeekr Share (or US$25.66 in cash for each ADS) (the “Cash Alternative”), or 1.23 Geely Shares for each Zeekr Share (or 12.3 Geely Shares for each ADS) (the “Stock Alternative”); if a shareholder or ADS holder fails to make a valid election, such shareholder or ADS holder will be deemed to elect the Cash Alternative.

1 Share ownership information provided herein is calculated based on publicly available information.

2.	Financing. We intend to finance the Transaction through the issuance of Geely Shares, cash on our balance sheet and, to the extent needed, debt financing.

3.	Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Citigroup Global Markets Asia Limited as our exclusive financial advisor and Latham & Watkins LLP as our legal counsel and believe that, with the full cooperation of the Company, we can complete customary commercial, legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the Board to accommodate such due diligence requests and approve the provision of confidential information relating to the Company and its business subject to a customary form of confidentiality agreement.

4.	Definitive Documentation. Assuming our satisfaction with the results of our due diligence investigation, we are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction. This proposal is subject to the execution of the Definitive Agreements. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for similar transactions.

5.	Process. We believe the Transaction will provide superior value to the Company’s shareholders and ADS holders. We recognize that the Board will evaluate the Transaction independently before it can make its determination to endorse it. Given the involvement of Geely, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Transaction. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.	Confidentiality. We will promptly file an amendment to our Schedule 13D to disclose this proposal, as required by U.S. securities regulations, and make an inside information announcement about this proposal pursuant to the Hong Kong listing rules. However, we are sure you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.	No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Geely Automobile Holdings Limited

By:	/s/ Gui Shengyue
Name:	Gui Shengyue
Title:	Chief Executive Officer and Executive Director